SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __)

Progressive Care Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE$0.0001 PER SHARE

(Title of Class of Securities)

60741C101
(CUSIP Number)

Armen Karapetyan
901 N. Miami Beach Blvd., Suite 1
N. Miami Beach, FL 33162
(305) 919-7399

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*  The  remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934  ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see  the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS Armen Karapetyan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 12,000,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 12,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.01%(1)
14	TYPE OF REPORTING PERSON* IN

1 Based upon an aggregate of 35,280,000 shares of the Issuer’s issued and outstanding common stock as of October 21, 2010.

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Progressive Care Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 901 N. Miami Beach Blvd., Suite 1, N. Miami Beach, FL 33162.

Item 2. Identity and Background.

This statement is being filed by Armen Karapetyan.

During the past five years, Mr. Karapetyan has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 21, 2010, the Issuer entered into an Agreement and Plan or Reorganization (the “Merger Agreement”) with Pharmco Corp., a privately held Florida corporation (“Pharmco”) and Pharmco Acquisition Corp., a wholly-owned subsidiary of the Issuer (“Acquisition Sub”).  Upon the closing of the transactions contemplated under the Merger Agreement (the “Merger”), Acquisition Sub was merger into and with Pharmco, and Pharmco, as the surviving corporation became a wholly-owned subsidiary of the Issuer.  At the closing of the Merger, each share of Pharmco’s common stock issued and outstanding prior to the closing of the Merger was exchanged for the right to receive one share of common stock of the Issuer.  Mr. Karapetyan, as a shareholder of Pharmco, received 12,000,000 shares of common stock of the Issuer pursuant to the Merger Agreement.
Item 4. Purpose of Transaction.

Pursuant to the Merger Agreement, the Issuer acquired 100% of the outstanding capital of Pharmco.  Following the closing of the Merger, the Issuer is carrying on the business of Pharmco.

  Except as set forth above, Mr. Karapetyan has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  Mr. Karapetyan may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

As of October 21, 2010, Mr. Karapetyan beneficially owned 12,000,000 shares or 34.01% of the Issuer’s common stock.  Mr. Karapetyan has the sole power to vote or dispose of all of his shares.

In the sixty days prior to October 21, 2010, the date of the event requiring the filing of this statement, Mr. Karapetyan did not engage in any transactions involving the Issuer’s common stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Karapetyan and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 14, 2011	By:	/s/ Armen Karapetyan
Armen Karapetyan